June 22, 2005

Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549 Attention: Mr. Donald C. Hunt
RE:	Comtech Group, Inc.

Registration Statement on Form S-1

Filed April 20, 2005

File No. 333-124201

Dear Mr. Hunt:

        On behalf of our client, Comtech Group, Inc. (the “Company”), in connection with its proposed public offering, we are filing an amended registration statement on Form S-1. The amended registration statement has been marked to indicate changes from the previously amended S-1 filed on May 27, 2005.

        The Company has responded to the Staff’s comments dated June 16, 2005 either by revising the original registration statement to comply with the comments, by providing an explanation if the Company has not revised the previous registration statement or by providing supplemental information as requested. In addition to the amendments made in response to the Staff’s comments, the Company has revised the registration statement to reflect developments since the time of the initial registration statement or to clarify its disclosures.

        The Company’s response to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, and the page number references related to the marked version of the enclosed registration statement):

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2005

General

1.        Please submit your May 27, 2005 letter via EDGAR.

The May 27, 2005 letter has been submitted via EDGAR, as has this letter.

Prospectus Cover Page

2.        We note your response to comment 1; however, your prospectus cover should be limited to required information and information that is key to an investment decision. Therefore, we reissue the comment.

The references to “Sole Bookrunner” and “Co-Lead Manager” have been deleted from the cover page of the prospectus, as requested.

Prospectus Summary, page 1

3.        We note your response to prior comment 4. Please tell us with specificity where you have provided independent support for the statements identified in subparagraphs 4(a) and 4(b) of prior comment 4. Please clearly mark any supporting documentation you submit in response to this comment.

With respect to subparagraph 4(a) of the Staff’s previous comment letter, while the Company believes it is the leading provider of customized module design solutions in China, references to “leading” have been deleted in “Prospectus summary – Our Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Overview” and “Our Company – Business.” With respect to the statements identified in subparagraph 4(b), we have supplementally attached several reports from Gartner, as well as a recent Financial Times article, that mentions the largest and best known manufacturers in the mobile handset and telecom equipment end-markets in China. Almost all of the names mentioned, including Huawei, ZTE, UTStarcom, Konka, Lenovo (Legend), Ningbo Bird, Haier, Soutec and others, are customers of the Company, as shown, for example, in the lists of the Company’s largest customers in “Our business – Our Customers” on page 57.

4.        Please tell us the criteria you used to determine which suppliers to name in the summary. Also tell us whether any other suppliers satisfy those criteria.

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2005

Matsushita, JDSU and Broadcom were the Company’s three largest suppliers in the first quarter of 2005, each representing more than 15% of our cost of revenue in the first quarter of 2005. No other suppliers meet this criteria.

5.        If you elect to highlight customers in your summary, balance the disclosure with the decline in sales to the named customer mentioned on page 10.

The sentence mentioning the names of the customers has been deleted from the “Prospectus summary – Our Business” section, as well as the “Our business – Our Company “ section. The reason for the decline in sales to UTStarcom has been disclosed in the prospectus, as indicated in the response to comment 11.

Make strategic investments, page 3

6.        With a view toward disclosure, please tell us the reason for creating a new company to engage in the Broadcom distribution. Please disclose the nature of any relationship between Broadwell Group Ltd. and you or Broadcom. Also file (1) the Memorandum of Understanding on Equity Joint Venture Agreement between Broadwell Group Ltd. and you and (2) the joint venture’s agreements with Broadcom.

The reason for creating a new company to engage in the Broadcom distribution – to take advantage of the experience of Broadwell in selling Broadcom products to an established customer based in Hong Kong and China – has been provided under “Corporate Structure” and the nature of the relationship with Broadwell has been expanded. There was no prior relationship between us and Broadwell, nor as far as the company knows, was there any prior relationship between Broadwell and Broadcom, apart from the fact that the Broadwell founders have past experience selling Broadcom products.

The company previously filed a Form 8-K which included the Equity Joint Venture Agreement between Broadwell Group Ltd. and Comtech, which is referenced in exhibit 10.5 to the S-1. The Memorandum of Understanding, which elaborates on several terms contained in the Equity Joint Venture Agreement, is included as Exhibit 10.10 to amendment no. 2 to the S-1.

The Company advises that Comtech Broadband does not have any contractual agreements with Broadcom at this point in time, though the Company is engaged already in selling Broadcom products. Broadcom has been one of the suppliers for the Company in the past and will be a supplier of Comtech Broadband going forward.

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2005

Corporate Structure, page 28

7.        We note your responses to prior comment 10, 14 and 15. Please expand your disclosure to explain with specificity the PRC regulatory restrictions mentioned in those responses and how your corporate ownership is structured to comply with those restrictions.

In response to the Staff’s comment, the disclosure regarding corporate ownership structure and PRC regulatory restrictions has been expanded to incorporate additional details provided in our earlier response letter. Similar disclosure has also been added to “Risk Factors – Risks Related to our Business – We depend upon contractual agreements with the two shareholders of Shenzhen Comtech…”.

8.        Please provide disclosure that addresses the last sentence of previous comment 14.

The disclosure that addresses the last sentence of previous comment 14 regarding the distribution of business among the Company’s operating entities has been provided, as requested.

9.        Please revise your disclosure to describe all material terms of your agreement with UIT and UIT’s agreements with third parties that are referenced in the final paragraph on page 29. Avoid disclosure in vague terms like “various” and “certain”.

In response to the Staff’s comment, the disclosure has been expanded to describe all material terms of the company’s agreement with UIT. The Company advises that at this point UIT does not have any agreements with outside parties, except for regular purchase orders or agreements entered into in its ordinary course of business since UIT commenced business operations in May 2005. The references to “various” and “certain” have been clarified.

10.        Please disclose your response to comment 18.

The disclosure under “Risk Factors – Risks Related to Doing Business in China – Our acquisition strategy depends on government regulatory approvals in China” has been revised to incorporate into the S-1 additional details that were provided in our earlier response to comment 18.

Management’s discussion and analysis of financial condition and results of operations, page 33

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2005

Net Revenue, page 38

11.        Discuss the reason for the decline in sales to UTStarcom mentioned on page 10.

In response to the Staff’s comment, disclosure regarding the reason for the decline in sales to UTStarcom compared to the fourth quarter of 2004 has been added under “Risk Factors – Risks Related to Our Business – Loss of key customers might adversely affect our revenues and “Our business – Our Customers,” and under “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Net Revenue.” A discussion has not been included under “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Results of Operations – Three months ended March 31, 2005 compared to three months ended March 31, 2004”, as this section provides a comparison of the first quarter results in 2005 against first quarter results in 2004. In fact, the Company’s sales to UTStarcom increased in the first quarter of 2005 compared with the first quarter of 2004.

Liquidity and Capital Resources, page 43

12.        We note your disclosure regarding your operating companies not declaring dividends. Please clarify how you obtain the funds necessary to operate your holding companies.

In response to the Staff’s comment, the disclosure under “Liquidity and Capital Resources – Cash Flows and Working Capital” has been expanded to disclose how the funds necessary to operate the company’s holding companies are received.

Cash flows and working capital, page 43

13.        Please revise the discussion of operating activities to explain why inventories increased RMB17.1 million (108%) during the three months ended March 31, 2005.

In response to the Staff’s comment, the discussion of operating activities has been revised to explain why inventories increased by RMB17.1 million during the three months ended March 31, 2005.

Industry Overview, page 50

14.        We note that the final paragraph on page 3 of the Garner report supplied

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2005

in response to prior comment 25 states that “[the incursion of local handset vendors in China] quickly came to a halt in the second half of 2003 when international vendors counterattacked with low-end products and new channel strategies.” Please reconcile this with your disclosure in the last full paragraph on page 50.

In response to the Staff’s comment, the disclosure under “Industry Overview – Current Industry Trends – Rise of Domestic Electronics Manufacturers” has been revised to reflect the recent leveling off in the growth in market share as mentioned in the Gartner report.

Legal Proceedings, page 59

15.        Disclose the factual basis alleged to underlie the Trident claim. Also disclose the relief sought.

In response to the Staff’s comment, the factual basis alleged to underlie the Trident claim and the relief sought have been disclosed.

Executive Compensation, page 64

16.        Please include in the table your contributions the plan mentioned in the disclosure added on page 64 in response to previous comment 26.

The plan contributions for the company’s chief executive officer have been included in the table, although we note that the contributions are very low (less than $1,000 in each of 2004, 2003 and 2002).

Principal and Selling Stockholders, page 68

17.        We note your response to comment 29. However, the table shows that Ren Investments owns 4,937,917 shares while footnote 10 implies that Ren Investments owns 2,044,549 shares. Please reconcile and identify the individuals who beneficially own all of the shares held by Ren Investments.

The language in footnote no. 10 to the “Principal and Selling Shareholders” table has been revised to rectify the apparent inconsistency in the shareholdings of Ren Investment. Ren Investment has a large number of shareholders, but the Company understands that of the shareholders of Ren Investment, only Yang Shi beneficially owns more than 5% of the Company’s shares as calculated in accordance with the Commission’s rules and regulations.

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2005

Related Party Transactions, page 70

18.        We reissue prior comment 30. Please revise your disclosure to include all material terms of the acquisition transactions, including, for example, the consideration paid. See also instruction 5 to Regulation S-K Item 404(a).

In response to the Staff’s comment, the disclosure has been expanded to include all material terms of the acquisition transactions regarding Shenzhen Comtech and Shanghai E&T, including the consideration paid for Shanghai E&T. Please note that in the case of Shenzhen Comtech, as it was not acquired by the Company, there was no consideration involved. Rather the consolidation of its accounts and records into the Company was based on the contractual agreements only.

Commercial transactions, page 71

19.        We reissue prior comment 33. It remains unclear why you would act as a sales agent for no profit. Also, you should clarify the nature of Viewtran’s business and how it is consistent with your operations to act as a sales agent for such a business.

In response to the Staff’s comment, the disclosure regarding the nature and purpose of the Viewtran transactions has been expanded, including the reason for the Company acting as a sales agent for no profit. The agreement with Viewtran under which the Company carried out these transactions expired on December 31, 2003 and has not been renewed.

Note 1, page Q-4

20.        Please tell us the authority on which you rely to incorporate information into this S-1 by reference to your 10-K.

It was not the company’s intent to incorporate by reference information into this S-1. The sentence in footnote 1 to the March 31, 2005 financial statements has been revised to make reference to the annual financial statements included elsewhere in the prospectus.

Recent Sales of Unregistered Securities, page II-1

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2005

21.        Provide the disclosure required by this item regarding the issuance of shares mentioned in the third full paragraph on page 44.

Please note that the required disclosure regarding the issuance of shares mentioned in the third full paragraph on page 44 (i.e., those shares that were issued on October 29 and November 5, 2004), has previously been provided in Item 15 of Part II.

Exhibits

22.        Please ensure that you have provided the English translation of the terms that you omit by notations such as “[CHINESE HERE].” For example, we note Schedule 1 to exhibit 10.8.

The English translation of the terms that were omitted from exhibit 10.8 have been provided as requested. A revised copy of the exhibit has been filed with amendment no. 2 to the S-1. We have also reviewed the other exhibits that were originally in Chinese (exhibits 10.7 and 10.9), but no terms in Chinese were omitted from these agreements.

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        The Company and the underwriters hope to be in a position to print the preliminary prospectus by early next week, and to commence a roadshow shortly thereafter, and hence would appreciate your assistance in providing any further comments as soon as possible, to allow the company to incorporate responses to any further comments prior to printing the preliminary prospectus. If the Staff has further comments, please kindly fax them to Bob Wray at 1-917-777-5305 (a U.S. fax number).

Sincerely yours,

/s/ Robert G. Wray

Robert G. Wray

Enclosures

cc:	Comtech Group, Inc.

Mr. Jeffrey Kang

Ms. Hope Ni